May 3, 2010

By U.S. Mail and facsimile (617)664-4316

Mr. Joseph L. Hooley
Chief Executive Officer
State Street Corporation
One Lincoln Street
Boston, Massachusetts 02111

> **Re:** **State Street Corporation**
> **Form 10-K for year ended December 31, 2009**
> **Definitive Proxy Statement**
> **File No. 001-07511**

Dear Mr. Hooley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Risk Factors, page 5

1. Revise the risk factors, in future filings, to provide quantification to many of the risks. For example,

   - in the counterparty risk on page 8 include the aggregate counterparty risk and name any counterparty who has more than 10% of the outstanding risk;

- in the carryover paragraph at the bottom of page 9, note the difference between fair value and liquidation;

- at the top of page 10, disclose the amount complainants have demanded;

- on page 10 disclose the unrealized losses; and,

- on page 15 disclose the aggregate redemptions and investment in collateral pools.

2. Supplementally provide the staff with details of the last risk factor on page 14. In this regard, and with a view towards additional disclosure in future filings, provide us with the name of the party and details as to how the redemption was initially allowed, the amount, how it was caught, and, when the in kind redemption was done and that amount.

<u>Interest revenue, page 43</u>

3. Reference is made to the second paragraph on page 44. In future filings, please disclose the par value of the assets, the carrying amount and how much of the difference has been accreted to date and in the reporting period.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Loans and Lease Financing, page 62</u>

4. We note your disclosure that a portion of your commercial real estate loans are 90 days or more contractually past-due, but are not reported as past-due because the interest earned on these loans is based upon an accretable yield resulting from your expectations with respect to future cash flows and not the contractual payment terms. We also note that as of December 31, 2009 you had $2.3M of acquired commercial real estate loans classified as non-accrual as compared to no non-accrual loans during any previous period. Please address the following:

- We note disclosure on page 47 that $124M of the $149M provision recorded during the period related to certain of the commercial real estate loans acquired as a result of indemnified repurchase agreements with an affiliate of Lehman Bros in addition to your disclosure on page 64 that net loan charge-offs were $88M. Clarify whether you would classify your acquired commercial loans as non-accrual in the future once you determine that an allowance for loan losses is required for those loans. If not, tell us when you would report these loans as non-performing.
- Tell us how you determined the $2.3M loan to be non-accrual and compare and contrast this non-accrual loan to the remainder of your acquired

> commercial loan portfolio that had evidence of credit deterioration at origination, specifically including the $600M aforementioned loans acquired from an affiliate of Lehman Bros.

- We also note that in your Q4 2009 Earnings Call on January 20, 2010 you mentioned an acquired loan with a remaining carrying value of approximately $50M for which you recorded a provision during the year based upon your expectation of future cash flows. You further stated that this loan was not deemed to be non-performing. Please tell us the acquired loan's fair value, the provision for loan loss recorded during 2009, and how you determined this loan was not non-performing as of December 31, 2009. Additionally, tell us at what point this loan would be considered either non-accrual or non-performing.

> Please refer to ASC 310-30-35 and consider revising your non-accrual policy in future filings to specifically address acquired loans.

5. As a related matter, please revise your future filings here in the MD&A and in your financial statement footnotes to further disaggregate loans included in commercial and financial category for both U.S. and non-U.S. loans. Please refer to Item III(A) of Industry Guide 3.

Note 3. Investment Securities, page 94

6. We note in the table on page 96 that your sub-prime asset backed securities, with an amortized cost of $5B, have gross unrealized loss of $1.9B as of December 31, 2009, with almost all the losses greater than 12 months. It appears that these securities have been in an unrealized loss position greater than 24 months as of December 31, 2009. We also note from Exhibit 99.2 of your Form 8-K filed on January 20, 2010, that 44% of these securities are rated below investment grade (<BBB) as of December 31, 2009. Since these securities have significant credit risk, please address the following:

   - Tell us and revise future filings to disclose whether any of the credit-related other-than-temporary impairment loss recorded during the year related to these securities as it's not clear from your disclosure on page 97.
   - Tell us and revise future filings to provide an enhanced discussion of your analysis of sub-prime asset backed securities with significant unrealized losses over twelve months for purposes of identifying credit impairment, including those rated below investment grade, for which you determined that an other-than-temporary loss was not required.
   - Tell us how you considered the increases in the key assumptions of cumulative loss estimates and loss severity as disclosed on page 98 in your other-than-temporary impairment loss analysis.
   - Tell us how you considered in your other-than temporary impairment loss analysis the credit enhancement amounts, as provided in slide 7 of the above-

mentioned Exhibit 99.2 of your Form 8-K, which have decreased slightly from 42.7% as of December 31, 2008, to 40.9% as of December 31, 2009. Further, explain to us how these amounts are determined for sub-prime asset backed securities, considering your definition of credit enhancement on slide 21 of Exhibit 99.2 that "CE can include excess spread for the most recent year, over-collateralization, cash reserves, and subordination."

Note 10. Commitments and Contingencies, page 110

7. We note your disclosures under Legal Proceedings regarding the various litigation matters the Company is exposed to. We also note that in the majority of these situations, you have not disclosed either:

(i)   the possible loss or range of loss; or

(ii)   a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Proxy Statement
Executive Compensation, page 29

8. Revise, in future filings, to disclose the aggregate fees paid to the compensation consultants Hewitt Associates, Towers Watson and McLagan Partners, i.e., aggregate fees, required by Item 407(e)(3)(iii)(A) of Regulation S-K.

*   *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3418.

Sincerely,

William Friar
Senior Financial Analyst
Office of Financial Services